EXHIBIT 99.1 Media release

Rio Tinto starts BlueSmelting demonstration plant to validate decarbonisation technology
03 April 2023
SOREL-TRACY, Canada - Rio Tinto Iron and Titanium (RTIT) has started its BlueSmeltingTM demonstration plant at its metallurgical complex in Sorel-Tracy as part of the process to validate the BlueSmeltingTM technology, which aims to decarbonise RTIT's Quebec Operations.

The BlueSmeltingTM project involves an ilmenite reduction technology that could generate 95% less greenhouse gas emissions than the current reduction process, enabling the production of titanium dioxide, steel and metal powders with a significantly lower carbon footprint. This innovative technology was developed by scientists at Rio Tinto's Critical Minerals and Technology Centre in Sorel-Tracy.

The project is part of a partnership between Rio Tinto and the Government of Canada to invest up to C$737 million (US$537 million) over the next eight years to decarbonise the Sorel-Tracy facility and to position the business as a centre of excellence in critical minerals processing.

RTIT Vice President Technology and Program Lead for Minerals Processing Decarbonisation Didier Arseguel said: “We are extremely proud to start the BlueSmeltingTM plant, which is a key component of Rio Tinto's decarbonisation strategy in Quebec. Thanks to the ongoing commitment of all the teams involved in this groundbreaking technology project, we have gone safely from concept to start-up in just 14 months.”

The project aims to reduce the consumption of coal in the processing of ilmenite ore. The demonstration plant can process up to 40,000 tonnes of ilmenite per year, making it the largest in the world based on this type of technology. 27 new jobs have been created to date to operate the new facility.

Notes to editors

The BlueSmeltingTM plant is part of Rio Tinto's decarbonisation strategy, which aims to reduce the company’s emissions by 50% by 2030 and achieve net zero emissions by 2050. If fully implemented, the BlueSmeltingTM project has the potential to deliver a reduction of up to 70% in RTIT Quebec Operations’s overall greenhouse gas emissions, a decrease of approximately 670,000 tCO2e based on 2021 emissions or the equivalent to removing 145,000 cars from the road.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK
Matthew Klar
M +44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +1 514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Alyesha Anderson
M +61 434 868 118

Investor Relations, Australia
Tom Gallop
M +61 439 353 948

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com